File No. 70 - 9611


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM U-1

DECLARATION WITH RESPECT TO
THE GUARANTY OF CERTAIN PERFORMANCE OBLIGATIONS
OF EUA COGENEX CORPORATION BY EASTERN UTILITIES ASSOCIATES

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
750 West Center Street, P.O. Box 543, West Bridgewater, MA 02379

_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
750 West Center Street,
P.O. Box 543,
West Bridgewater, MA 02379

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775

        This Amendment No. 2 to the Declaration on Form U-1 of Eastern Utilities Associates ("EUA"), Commission File No. 70-9611, filed on January 19, 2000 as amended by Amendment No. 1 dated March 14, 2000, hereby amends Items 1D, 3 and 6(b) as follows:

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION

The following sentence is hereby added at the end of Item 1 D:

Upon consummation of the planned merger of EUA and National Grid USA (formerly New England Electric System) (see Commission File No. 70-9537), Cogenex will become a subsidiary of National Grid USA.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

The following sentence is hereby added at the end of Item 3:

Cogenex will continue to file periodic reports with the Commission, as required by Commission Order No. 35-26232 (dated February 15, 1995) and the other orders referenced therein.


ITEM 6.         EXHIBITS AND FINANCIAL STATEMENTS.

        (* Filed herewith)
        (** Confidential treatment requested pursuant to Rule 104(b)).

        (b)     Financial Statements.

        *       b-1     Cogenex Consolidated Statements of Cash Flow for the
                        Years Ended December 31, 1998 and 1999  (Unaudited)

        *       b-2     Cogenex Consolidated Balance Sheets for December 31,
                        1998 and 1999 (Unaudited)

        *       b-3     Cogenex Consolidated Statements of Operations for the
                        Years Ended December 31, 1998 and 1999  (Unaudited)

        **      b-4     Cogenex and Subsidiary Companies Proforma Consolidated
                        Balance Sheets December 31, 2000

        **      b-5     Cogenex and Subsidiary Companies Proforma Consolidated
                        Statements of Cash Flows December 31, 2000

        **      b-6     Cogenex Proforma Consolidated Income Statement December
                        31, 2000


S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 28, 2000


EASTERN UTILITIES ASSOCIATES

By: /s/ Clifford J. Hebert, Jr.
    Clifford J. Hebert, Jr.
    Treasurer